SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28818; File No. 812-13200]

Reaves Utility Income Fund, et al.; Notice of Application

July 14, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit a registered closed-end

investment company to make periodic distributions of long-term capital gains with

respect to its common shares as often as monthly in any one taxable year, and as

frequently as distributions are specified by or in accordance with the terms of its

preferred shares.

Applicants: Reaves Utility Income Fund ("UTG") and W.H. Reaves & Co., Inc.

("Investment Adviser").

Filing Dates: June 14, 2005, and amended on February 14, 2007, October 15, 2008,

April 20, 2009, and July 10, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on August 10, 2009, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, 20549-1090; Applicants: Reaves Utility Income Fund, 1290 Broadway,

Suite 1100, Denver, CO 80203, and W.H. Reaves & Co., Inc., 10 Exchange Place, 18th

Floor, Jersey City, NJ 07302.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-

6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   UTG is a registered closed-end management investment company organized as a

Delaware statutory trust.[1] UTG's primary investment objective is to provide a high level

of after-tax income and total return consisting primarily of tax-advantaged dividend

income and capital appreciation. The common shares issued by UTG are listed on the

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[1] UTG is the only closed-end investment company that currently intends to rely on the order. Applicants request that the order also apply to any registered closed-end investment company that in the future: (a) is advised by the Investment Adviser (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with the Investment Adviser; and (b) complies with the terms and conditions of the requested order (collectively with UTG, "Funds"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

NYSE Amex. UTG currently has three series of preferred shares outstanding, which are not listed or traded on any stock exchange. Applicants believe that the shareholders of UTG are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

2.   The Investment Adviser is a Delaware corporation registered under the Investment Advisers Act of 1940 ("Advisers Act"). The Investment Adviser serves as investment adviser to UTG and may in the future serve as investment adviser to one or more additional Funds. Each Fund will be advised by an investment adviser that is registered under the Advisers Act.

3.   Applicants state that on December 12, 2006, the Board of Trustees (the "Board") of UTG, including a majority of the members of the Board who are not "interested persons" of UTG as defined in section 2(a)(19) of the Act (the "Independent Trustees"), reviewed information regarding the purpose and terms of a proposed distribution policy, the reasonably foreseeable effect of such policy on UTG's long-term total return (based on market price and net asset value ("NAV") per common share) and the expected relationship between UTG's distribution rate on its common shares under the policy and UTG's total return (in relation to NAV per share). Applicants state that the Independent Trustees also considered information about any potential or actual conflicts of interest that the Investment Adviser, any affiliated persons of the Investment Adviser, or any other affiliated persons of UTG may have relating to the adoption or implementation of such policy. Applicants further state that after considering such information the Board, including the Independent Trustees, approved a distribution policy with respect to UTG's common shares (the "Plan") and determined that such Plan is consistent with UTG's

investment objectives and policies and in the best interests of UTG's common shareholders. Prior to implementing the Plan, the Board of UTG, including the Independent Trustees, will review the factors considered in connection with its approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with UTG's investment objectives and policies and in the best interests of UTG's common shareholders.

4. Applicants state that the purpose of the Plan is to provide to UTG's common shareholders a regular, monthly distribution that is not dependent on the timing or amount of investment income earned or capital gains realized by UTG. Applicants note that under the Plan, UTG will distribute all available investment income to shareholders, consistent with UTG's primary investment objective of providing a high level of after-tax income and total returns. Applicants state that if and when sufficient investment income is not available on a monthly basis, UTG will distribute long-term capital gains and/or return of capital to its shareholders to maintain the level distribution rate that has been approved by the Board. Applicants further state that the minimum annual distribution rate will be independent of UTG's performance during any particular period, but is expected to correlate with UTG's performance over time. Applicants represent that the amount and frequency of distributions may be amended at any time by the Board without prior notice to UTG's shareholders. Applicants state that if UTG's net investment income and net realized capital gains for any year exceed the amount required to be distributed under the Plan, UTG will at a minimum make distributions necessary to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 ("Code"). Applicants note that the Plan provides that it can be amended,

suspended, or terminated at any time by the Board without prior notice to UTG's

shareholders.

5.	Applicants state that at the December 12, 2006 meeting, the Board adopted

policies and procedures under rule 38a-1 under the Act that are reasonably designed to

ensure that all notices required to be sent to UTG's shareholders pursuant to section 19(a)

of the Act, rule 19a-1 under the Act, and condition IV below ("19(a) Notices") comply

with condition II below, and that all other written communications by UTG or its agents

regarding distributions under the Plan include the disclosure required by condition III

below. Applicants state that the Board also adopted policies and procedures at that

meeting that require UTG to keep records that demonstrate its compliance with all of the

conditions of the requested order and that are necessary for UTG to form the basis for, or

demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1.	Section 19(b) of the Act generally makes it unlawful for any registered investment

company to make long-term capital gains distributions more than once every twelve

months. Rule 19b-1 under the Act limits the number of capital gains dividends, as

defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with

respect to any one taxable year to one, plus a supplemental "clean up" distribution made

pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for

the year, plus one additional capital gain dividend made in whole or in part to avoid the

excise tax under section 4982 of the Code.

2.	Section 6(c) provides that the Commission may, by order upon application,

conditionally or unconditionally exempt any person, security, or transaction, or any class

or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that one of the concerns underlying section 19(b) and rule 19b-1 is that shareholders might be unable to differentiate between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants state that the same information also is included in UTG's annual reports to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

4.   Applicants further state that UTG will make the additional disclosures required by the conditions set forth below, and has adopted compliance policies and procedures in accordance with rule 38a-1 to ensure that all required 19(a) Notices and disclosures are sent to shareholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, UTG's shareholders are provided sufficient information to understand that their periodic distributions are not tied to UTG's net investment income (which for this purpose is UTG's taxable income other than from

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capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with UTG's compliance procedures and condition III set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject UTG to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as UTG, that do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to the funds' NAV. Applicants believe that this discount may be reduced for closed-end funds that pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.	Applicants assert that the application of rule 19b-1 to the Plan actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a periodic distribution plan imposes pressure on management (a) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (b) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants thus assert that the limitation on the number of capital gain distributions that a fund may make with respect to any one year imposed by rule 19b-1, may prevent the efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.	Applicants also assert that rule 19b-1 may cause fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount

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[2] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

called for by its periodic distribution plan, or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling UTG to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate

or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.   Applicants request an order under section 6(c) granting an exemption from section 19(b) and rule 19b-1 to permit UTG to make periodic long-term capital gains distributions (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.[3]

Applicants' Conditions:

        Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

I. Compliance Review and Reporting. Each Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the order, and (ii) a material compliance matter, as defined in rule 38a-1(e)(2) under the Act, has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

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[3]   Applicants state that a future Fund that relies on the requested order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors or trustees of such future Fund and will be made at a future time.

II. Disclosures to Fund Shareholders

A. Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section 19(a) and rule 19a-1:

1. will provide, in a tabular or graphical format:

(a) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(b) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(c) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(d) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent

distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

 2. will include the following disclosure:

 (a) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

 (b) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[4] and

 (c) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV

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[4] The disclosure in this condition II.A.2(b) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

B. On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

1. describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

2. include the disclosure required by condition II.A.2(a) above;

3. state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

4. describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

C. Each report provided to shareholders under rule 30e-1 under the Act and in each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

III. Disclosure to Shareholders, Prospective Shareholders and Third Parties:

A. Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition II.A.2 above, in any written communication (other than a communication on Form 1099) about the Plan or

distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

B. Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition II.A.2 above, as an exhibit to its next filed Form N-CSR; and

C. Each Fund will post prominently a statement on its (or the Investment Adviser's) web site containing the information in each 19(a) Notice, including the disclosure required by condition II.A.2 above, and will maintain such information on such web site for at least 24 months.

IV. Delivery of 19(a) Notices to Beneficial Owners: If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

V. Additional Board Determinations for Funds Whose Shares Trade at a Premium: If:

A. a Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

B. the Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

1. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(a) will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(b) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition V.B.1(a) above; including, without limitation:

(1) whether the Plan is accomplishing its purpose(s);

(2) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(3) the Fund's current distribution rate, as described in condition V.B above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition V.B, or such longer period as the Board deems appropriate; and

(c) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

2. The Board will record the information considered by it, including its consideration of the factors listed in condition V.B.1(b) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

VI. Public Offerings: A Fund will not make a public offering of the Fund's common shares other than:

A. a rights offering below NAV to holders of the Fund's common shares;

B. an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

C. an offering other than an offering described in conditions VI.A and VI.B above, provided that, with respect to such other offering:

1. the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record

date,[5] expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[6] and

2. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock as such Fund may issue.

VII. Amendments to Rule 19b-1: The requested relief will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary

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[5] If the Fund has been in operation fewer than six months, the measured period will being immediately following the Fund's first public offering.

[6] If the Fund has been in operation fewer than five years, the measured period will being immediately following the Fund's first public offering.